UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-25542

DUNDEE CORPORATION

(Exact name of registrant as specified in its charter)

Dundee Place, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, Canada, (416) 365-5157

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Subordinated Voting Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of1934:

Rule 12h-6(a) X	Rule 12h-6(d) □
(for equity securities)	(for successor registrants)

Rule 12h-6(c) (for debt securities)	Rule 12h-6(i) □ (for prior Form 15 filers)

PART I

 Item 1.  Exchange Act Reporting History

A.Dundee Corporation (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on April 9, 1995.

B.  The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form and at least one annual report has been filed under section 13(a).

Item 2.  Recent United States Market Activity

The Company’s securities have not been sold in a registered offering in the United States under the Securities Act of 1933, as amended.

Item 3.  Foreign Listing and Primary Trading Market

A.  The Company has maintained a listing of its Class A Subordinate Voting Shares on the Toronto Stock Exchange (the “TSX”), the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for the Class A Subordinate Voting Shares, in Canada, under the symbol DC.A.

B.  The date of the initial listing of the Class A Subordinate Voting Shares on the TSX was October 30, 1991.  The Company has maintained the listing of its Class A Subordinate Voting Shares for the 12 months preceding the filing of the date of this Form 15F.

C.  95.0138% of trading of the Company’s Class A Subordinate Voting Shares occurred in Canada during the 12 month period from October 16, 2009 to October 15, 2010.

Item 4.  Comparative Trading Volume Data

A.  The Company is relying on Rule 12h-6(a)(4)(i).  The first and last days of the recent 12 month period used to meet the requirements of that rule provision are as follows:

First day – October 16, 2009
Last day – October 15, 2010

B.  The average daily trading volume of the Company’s Class A Subordinate Voting Shares that is the subject of this Form during such 12 month period in the United States was 10,309 shares and on a worldwide basis was 206,759 shares.

C.  The average daily trading volume of the Company’s Class A Subordinate Voting Shares in the United States as a percentage of the average daily trading volume for the Company’s Class A Subordinate Voting Shares on a worldwide basis during such 12 month period was 4.9862%.

D.  No.

E.  No.

F.  The source of the trading volume information used for determining whether we meet the requirements of Rule 12h-6 is:

-  Bloomberg www.bloomberg.com

Item 5.  Alternative Record Holder Information

Not Applicable.

Item 6.  Debt Securities

Not Applicable.

Item 7.  Notice Requirement

A.  The date of publication of the notice, required by Rule 12h-6(h), disclosing the Company’s intent to terminate its reporting obligations under section 13(a) of the Exchange Act was November 12, 2010.

B.  The notice was filed in a form of a news release which was disseminated in the United States via Marketwire and is attached hereto as an exhibit.

Item 8.  Prior Form 15 Filers

Not Applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Company’s primary trading market on which it will publish the information required under Rule 12g3-2(b)(1) is www.sedar.com.

PART III

Item 10. Exhibits

Exhibit No.	Description
99.1	News Release of the Company dated November 12, 2010

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Dundee Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Dundee Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

DUNDEE CORPORATION

Date:           November 12, 2010

By:           /s/  Lucie Presot
Lucie Presot
Vice President and Chief Financial Officer